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CUSIP NO.  714290103                 13G/A                     PAGE 1 OF 7 PAGES
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13G/A


Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d) and Amendments thereto filed pursuant to Rule 13d-2(b)
                              (Amendment No. 6)(1)

                                 PERRIGO COMPANY
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                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    714290103
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                                 (CUSIP Number)

                                December 31, 2006
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages
                                No Exhibit Index

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CUSIP NO.  714290103                 13G/A                     PAGE 2 OF 7 PAGES
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--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Michael J. Jandernoa
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [ ]

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  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States
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     Number of             5.      Sole Voting Power

      Shares                       5,208,401
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     5,208,401
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        5,301,820
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 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        5.73%
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 12.    Type of Reporting Person (See Instructions)

        IN
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CUSIP NO.  714290103                 13G/A                     PAGE 3 OF 7 PAGES
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--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Michael J. Jandernoa Trust
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [ ]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Michigan
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       4,832,803
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     4,832,803
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        4,832,803
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        5.22%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        OO--Trust
--------------------------------------------------------------------------------

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CUSIP NO.  714290103                 13G/A                     PAGE 4 OF 7 PAGES
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ITEM 1.

(a)    Name of Issuer:                         Perrigo Company

(b)    Address of Issuer's Principal
       Executive Offices:                      515 Eastern Avenue
                                               Allegan, Michigan 49010

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:
          Michael J. Jandernoa
          c/o Law Weathers & Richardson
          333 Bridge Street, NW, Suite 800
          Grand Rapids, Michigan 49504
          Citizenship:  United States

(d)    Title of Class of Securities:  Common Stock, without par value.

(e)    CUSIP Number:  714290103


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j) Not Applicable.


ITEM 4.   OWNERSHIP

(a) Mr. Jandernoa is the beneficial owner of 5,301,820 shares of the Issuer's common stock, without par value. Mr. Jandernoa owns 7,317 shares of the Issuer's common stock. The Michael J. Jandernoa Trust, of which Mr. Jandernoa is the sole trustee, holds 4,832,803 shares of the Issuer's common stock. JSIG, LLC, of which Mr. Jandernoa is the Manager, holds 350,000 shares of the Issuer's common stock. Mr. Jandernoa holds sole voting and dispositive power with respect to the shares held by each of the Michael J. Jandernoa Trust and JSIG, LLC. The Susan M. Jandernoa Trust holds 93,419 shares of the Issuer's common stock. Mrs. Jandernoa is the sole trustee of, and holds sole voting and dispositive power for the shares of common stock held by, the Susan M. Jandernoa Trust. Mr. Jandernoa holds stock options that give him the right to acquire 18,281 shares of the Issuer's common stock. The figures above are as of December 31, 2006.

(b) As of December 31, 2006, Mr. Jandernoa was the beneficial owner of 5.73% of the Issuer's outstanding common stock, without par value. The Issuer's most recent Form 10-Q (for the quarterly period ended December 30, 2006) lists 92,589,609 shares of the Issuer's common stock, outstanding as of January 29, 2007. In addition, Mr. Jandernoa holds stock options, which give him the right to acquire 18,281 shares of


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CUSIP NO.  714290103                 13G/A                     PAGE 5 OF 7 PAGES
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          the Issuer's common stock within 60 days of the date of this filing.
          Mr. Jandernoa's beneficial ownership percentage is based on a total of 92,607,890 shares of the Issuer's common stock, which consists of the Issuer's outstanding common stock plus shares that would become outstanding if Mr. Jandernoa exercised his stock options.

          As of December 31, 2006, the Michael J. Jandernoa Trust held 5.22% of the Issuer's outstanding common stock, without par value. The beneficial ownership percentage of the Michael J. Jandernoa Trust is based on the Issuer's 92,589,609 shares of common stock outstanding as of January 29, 2007.

(c)       (i)       Mr. Jandernoa has sole power to vote or direct the vote of
                    5,208,401 shares of common stock.
          (ii)      Mr. Jandernoa does not share power to vote or to direct the vote of any shares of common stock.
          (iii)     Mr. Jandernoa has sole power to dispose or direct the
                    disposition of 5,208,401 shares of common stock.
          (iv)      Mr. Jandernoa does not share power to dispose or to direct the disposition of any shares of common stock.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          The Michael J. Jandernoa Trust, of which Mr. Jandernoa is the trustee, holds 4,832,803 shares of the Issuer's common stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.


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CUSIP NO.  714290103                 13G/A                     PAGE 6 OF 7 PAGES
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ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO.  714290103                 13G/A                     PAGE 7 OF 7 PAGES
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 14, 2007
                                  ------------------------------------
                                  Date

                                           /s/ Michael J. Jandernoa
                                  --------------------------------------------
                                  Signature

                                  Michael J. Jandernoa
                                  As trustee of the Michael J. Jandernoa
                                  Trust and in his individual capacity